Compensation & Stock Option Committee Charter

HARBIN ELECTRIC INCORPORATED
and All Subsidiaries or Affiliated Entities
Approved by the Board of Directors and Effective on February 17, 2006
Amended by the Board of Directors on January 22, 2009

Charter

This Charter documents the purpose, authority, composition, and responsibilities of the Compensation & Stock Option Committee (the “Committee”) of the Board of Directors (the “Board”) of Harbin Electric, Inc. (“Harbin Electric”). From time to time, this Charter shall be amended, published, distributed, filed, and/or reported as deemed appropriate by Harbin Electric’s Board, to the extent applicable to the Committee, as may be required by applicable laws or rules of various regulatory agencies, such as the listing standards promulgated by the NASDAQ Stock Exchange, and, to the extent practicable, Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and Section 162(m) of the Internal Revenue Code of 1986, as amended, (individually and together the “Regulatory Agencies”).

Purpose and Authority

The Board of Harbin Electric has appointed this Committee to evaluate and determine: 1) the compensation levels of the Company’s executives, specifically the Chief Executive Officer (the “CEO”) and the other Named Executive Officers as defined by the Regulatory Agencies (together the “Named Executive Officers”); and 2) the equity allocations relating to Harbin Electric’s equity programs, specifically relating to Harbin Electric’s various Stock Option Plans (the“Plans”).

Composition

The Committee shall be comprised of three or more independent directors as determined from time to time by the Board.

Qualifications

Each member of the Committee must meet the qualifications of an “independent director” as defined by the appropriate Regulatory Agency and NASD Rule 4200. The Chairman and each other member of the Committee shall be appointed by the Board and shall serve until such member’s successor is appointed and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

Meetings

The Committee shall meet at least one time annually. For the transaction of business at any meeting of the Committee, a majority of the members shall constitute a quorum. If the Committee Chairman is not present at a Committee meeting, the members of the Committee may designate a Chair by a majority vote of the Committee membership. Minutes of each meeting shall be kept and the Secretary or Assistant Secretary of Harbin Electric shall maintain all Minutes of the Committee.

Annual Committee Review

The Committee shall annually perform a review and evaluation of the adequacy of the Charter and the performance of the Committee and its members and report its conclusions to the Board. The Committee shall determine whether any changes to the Charter are advisable or any corrective actions should be undertaken to correct any deficiencies or weaknesses noted in the review and evaluation. The Committee shall present any amendments to the Charter or corrective actions that the Committee considers necessary or appropriate to the Board for its approval.

Duties and Responsibilities

General responsibilities of the Committee shall include, but are not limited to, the following. The Committee shall:

Compensation related

1.
Establish the Company's executive compensation philosophy and ensure that the executive compensation program is aligned with Harbin Electric’s objectives and consistent with the interests of Harbin Electric’s shareholders;

2.	Review and approve corporate goals and objectives relevant to Harbin Electric’s CEO compensation;
3.	Evaluate the CEO’s performance in light of those goals and objectives;
4.	Determine and approve the CEO’s compensation level based on the evaluation;
5.
Review and determine the compensation of the Named Executive Officers, including salary, contingent compensation, bonus, incentive, and equity compensation and ensuring that the total compensation package is based upon the Committee’s evaluation of each individual and takes into account Harbin Electric’s performance, relative shareholder return, compensation received by similar positions at similarly situated companies, and compensation and incentives awarded to the these positions at Harbin Electric in the past;

6.	Annually report to the Board the annual compensation determined by the Committee;
7.	At least annually, review and report to the Board the status of the compensation for the year;

Equity related

8.	Review and determine that the equity program is aligned with Harbin Electric’s objectives and consistent with the interests of Harbin Electric’s shareholders;
9.	Review the reserves of Harbin Electric’s various Plans to ensure that the various Plans are adequate to meet anticipated or potential stock option grants;
10.	Make recommendations to the Board regarding the need for new Plans or amendments to existing Plans, approval of which may need to be submitted for shareholder vote;
11.	Administer Harbin Electric’s Plans that pertain to “employees” in accordance with the specific Plan approved by Harbin Electric’s shareholders, as amended;
12.	Administer any other Harbin Electric Plan in accordance with the specific Plan, as amended, as directed by the Board;
13.	Grant options to:
a. the Chief Executive Officer;
b. the Named Executive Officers;

c. other executive officers of the Company;
d. various employees and other individual
14.	Evaluate and report to the Board the effect or potential effect of various stock option grants and other equity allocations;

Other

15.
Prepare a report of the compensation policies and equity considerations of the Committee as required by the rules and regulations of the Regulatory Agencies to be included in Harbin Electric’s proxy statement for the annual meeting of shareholders;

16.	Retain, at Harbin Electric’s expense, and terminate any compensation, legal, accounting, or other consultants or experts that it deems necessary in the performance of its duties; and
17.	Call upon the office of Harbin Electric’s Secretary for administrative support and background information regarding personnel, executive compensation, and equity matters when necessary.